EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2011

(In thousands)

Earnings
Net income before minority interest	$17,867
Equity earnings	(2,105)
Income distribution from equity investees	1,682
Minority interest in pre-tax income	(753)
Amortization of capitalized interest	125
Interest capitalized	(92)
Federal and state income taxes	10,697
Fixed charges	5,199
Total Earnings as Defined	$32,620

Fixed Charges
Interest expense on long-term debt and other	$4,640
Interest on rentals*	263
Amortization of debt issuance costs	169
AFUDC - borrowed funds	35
Capitalized interest	92
Total Fixed Charges	$5,199

Ratio of Earnings to Fixed Charges	6.27X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.